

16012209

UNITEDSTATES
ANDEXCHANGECOMMISSION
ıshington, D.C. 20549

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RMS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65768

JG

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandt, Kelly & Simmons Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28411 Northwestern Highway, Suite 200
(No. and Street)

Southfield	MI	48034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Simmons 248-358-6500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Freedman & Goldberg, CPAs, PC
(Name – *if individual, state last, first, middle name*)

31150 Northwestern Highway, Ste 200	Farmington Hills	MI	48334
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

OATH OR AFFIRMATION

I, Craig Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandt, Kelly & Simmons Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MEMBER

Title

Notary Public

LYNN ANN POTRYKUS
Notary Public, State of Michigan
County of Livingston
My Commission Expires 10-29-2017
Acting in the County of OAKLAND

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREEDMAN & GOLDBERG

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

ERIC W. FREEDMAN
MICHAEL GOLDBERG
JULIE A. CHEEK
GLORIA K. MOORE

EUNICE X. YUAN
MARNY L. WORKMAN
LORRAINE M. MUSTHALER
REGINA NOCK

Report of Independent Registered Public Accounting Firm

To the Members of
Brandt, Kelly & Simmons Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Brandt, Kelly & Simmons Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Brandt, Kelly & Simmons Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(ii)* (the "exemption provisions") and Brandt, Kelly & Simmons Securities, LLC stated that Brandt, Kelly & Simmons Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Brandt, Kelly & Simmons Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brandt, Kelly & Simmons Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.



Freedman & Goldberg, CPAs, PC
Farmington Hills, MI
February 18, 2016

31150 Northwestern Highway, Suite 200, Farmington Hills, Michigan 48334 (248) 626-2400 Fax (248) 626-4298
2444 East Hill Road, Grand Blanc, Michigan 48439 (810) 694-0336 Fax (810) 694-9789
Website: freedmangoldberg.com


BKS

Brandt, Kelly & Simmons Securities, LLC

For the fiscal year end December 31, 2015

Brandt, Kelly & Simmons Securities LLC is exempt from the Computation for Determination of Reserve Requirement for Broker/Dealer under Rule 15c3-3 of the securities and Exchange Commission because of the exemption provided under Rule 15c3(k)(2)(ii), as a broker, "who as an introducing broker/dealer, clears all transactions with and from customers on a fully disclosed basis with a clearing broker/dealer."

Brandt, Kelly & Simmons Securities LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception.

Craig T. Simmons
Member/FINOP

28411 Northwestern Highway, Suite 200, Southfield, MI 48034
(248) 358-6500 · Toll Free: (800) 906-5558 · Fax: (248) 358-5825

BRANDT, KELLY & SIMMONS SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a5 OF THE
SECURITIES AND EXCHANGE COMMISSION

AND

INDEPENDENT AUDITORS' REPORT

For the years ended
December 31, 2015 and 2014

BRANDT, KELLY & SIMMONS SECURITIES, LLC

Table of Contents

FREEDMAN & GOLDBERG

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

ERIC W. FREEDMAN
MICHAEL GOLDBERG
JULIE A. CHEEK
GLORIA K. MOORE

EUNICE X. YUAN
MARNY L. WORKMAN
LORRAINE M. MUSTHALER
REGINA NOCK

Report of Independent Registered Public Accounting Firm

To the Members of
Brandt, Kelly & Simmons Securities, LLC

We have audited the accompanying statement of financial condition of Brandt, Kelly & Simmons Securities, LLC (a Michigan Limited Liability Company), as of December 31, 2015 and 2014, and the related statements of operations, changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of Brandt, Kelly & Simmons Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Brandt, Kelly & Simmons Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental computation of net assets and computation of aggregate indebtedness has been subjected to audit procedures performed in conjunction with the audit of Brandt, Kelly & Simmons Securities, LLC's financial statements. The supplemental information is the responsibility of Brandt, Kelly & Simmons Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Freedman & Goldberg, CPAs, PC
Farmington Hills, MI
February 18, 2016

31150 Northwestern Highway, Suite 200, Farmington Hills, Michigan 48334 (248) 626-2400 Fax (248) 626-4298
2444 East Hill Road, Grand Blanc, Michigan 48439 (810) 694-0336 Fax (810) 694-9789
Website: freedmangoldberg.com

BRANDT, KELLY & SIMMONS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015 and 2014

ASSETS	2015	2014
Cash	$ 142,459	$ 136,326
Accounts receivable	16,097	22,298
Prepaid expenses	4,429	4,128
TOTAL ASSETS	$ 162,985	$ 162,752
LIABILITIES		
Accounts payable	$ 422	$ 662
Commissions payable	22,492	35,030
TOTAL LIABILITIES	22,914	35,692
MEMBERS' EQUITY		
Members' equity	140,071	127,060
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 162,985	$ 162,752

The accompanying notes to financial statements are an integral part of this statement.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

STATEMENT OF OPERATIONS

For the years ended December 31, 2015 and 2014

	2015	2014
REVENUES		
Commissions	$ 227,306	$ 282,982
EXPENSES		
Commissions	170,275	213,018
Compliace fees	2,090	1,950
Dues and subscriptions	496	595
Education	1,060	1,380
Computer Maintenance and supplies	829	588
Insurance	1,012	1,324
Internet fees	835	1,152
Office supplies and expense	406	421
Non-Revenue producing personnel payroll expenses	11,497	14,100
Postage	753	1,054
Printing and reproduction	285	408
Professional fees	15,491	16,322
Regulatory and registration fees	3,250	655
Rent	5,480	7,248
Utilities and telephone	536	755
	214,295	260,970
NET INCOME	$ 13,011	$ 22,012

The accompanying notes to financial statements
are an integral part of this statement.

BRANDT, KELLY, & SIMMONS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the years ended December 31, 2015 and 2014

Member	Members' Equity - January 1, 2014	Net Income for the Year	Capital Contributions	Members' Withdrawals	Members' Equity - December 31, 2014
K. Brandt	$ 39,282	$ 11,006	$ 13,242	$ -	$ 63,530
C. Simmons	39,282	11,006	13,242	-	63,530
	$ 78,564	$ 22,012	$ 26,484	$ -	$ 127,060

Member	Members' Equity - January 1, 2015	Net Income for the Year	Capital Contributions	Members' Withdrawals	Members' Equity - December 31, 2015
K. Brandt	$ 63,530	$ 6,505	$	$ -	$ 70,035
C. Simmons	63,530	6,506		-	70,036
	$ 127,060	$ 13,011	$ -	$ -	$ 140,071

The accompanying notes to financial statements are an integral part of this statement.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the years ended December 31, 2015 and 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 13,011	$ 22,012
Adjustments to reconcile net income to net cash used by operating activities		
(Increase) decrease in:		
Accounts receivable	6,201	(3,198)
Prepaid expenses	(301)	(63)
Increase (decrease) in:		
Accounts payable	(240)	240
Commissions payable	(12,538)	4,169
Net cash provided by operating activities	6,133	23,160
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions from members	0	26,484
Members' withdrawals	0	0
Net cash provided by financing activities	0	26,484
NET INCREASE IN CASH	6,133	49,644
Cash at beginning of year	136,326	86,682
CASH AT END OF YEAR	$ 142,459	$ 136,326

The accompanying notes to financial statements are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company background

Brandt, Kelly & Simmons Securities, LLC (a Michigan Limited Liability Company) was organized November 7, 2002, for the purpose of doing business as a broker-dealer. The Company clears all of its securities transactions with and for customers on a fully disclosed basis. All trades are cleared through another broker-dealer.

Cash and cash equivalents

The Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalent. There are no cash equivalents at December 31, 2015.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenues and expenses recognition

Revenues consist generally of commissions on mutual fund and variable product sales and are recorded (on a settlement date basis) as they are earned. Expenses are recorded as they accrue.

Computation of customer reserve

The Company is exempt from customer reserve requirements and from providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

SIPC assessment accountants' report

Because the Company's revenues are less than $500,000, the supplemental accountants' report required by SEC Rule 17A-5(e)(4), relative to Securities Investor Protection Corporation assessments, is not required.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The accompanying financial statements do not include a provision or liability for federal income taxes because the members are taxed individually on their share of company earnings.

Uncertain tax positions

Generally the Company's tax return remains open for tax examinations for three years after filing the return. Management believes that all tax years prior to 2012 are closed.

Recently issued accounting pronouncements

The Company has adopted all recently issued accounting pronouncements. The adoption of the accounting pronouncements, and anticipated adoption of those not yet effective is not expected to have a material effect on the financial position or results of operations of the Company.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2015, the Company had net capital of $133,751 which was $128,751 in excess of the required net capital of $5,000. The Company's net capital ratio was .17 to 1.00.

There are no differences between the Computation of Net Capital as reported in the December 31, 2015 Focus Report and the amount reported in the audited financial statements.

3. RELATED PARTY TRANSACTIONS

The Company shares office space with BKS Advisors, LLC, a registered investment advisory firm that is owned by the members of Brandt, Kelly & Simmons Securities, LLC.

Brandt, Kelly & Simmons Securities, LLC undertakes variable and mutual fund transactions on behalf of Brandt, Kelly & Simmons, LLC clients.

3. RELATED PARTY TRANSACTIONS (Continued)

Expense agreement and Company resolutions

In compliance with the Securities and Exchange Commission Division of Market Regulation's letter ruling dated July 11, 2003, the Companies consented to and adopted a revolving resolution, whereby the following monthly "non-regulatory" expenses will be reported as expenses of Brandt, Kelly & Simmons Securities, LLC and reflected as a capital contribution by BKS Advisors, LLC on behalf of its members. As of January 1, 2015, the Companies consented to and resolved that a quarterly check for $5,390.00 be issued to BKS Advisors for the expenses listed below. Such expenses being incurrend and paid by BKS Advisors to suppport the operations of BKS Securities.

Expenses	**2015 Monthly Amount**	**2014 Monthly Amount**
Non-revenue producing payroll expenses	958	1175
Office rent	456	604
Utilities & Telephone	45	63
Cable/Internet services	70	96
Postage	56	73
Office supplies	34	23
Computer maintenance/supplies	69	49
Printing and reproduction	24	34
Professional fees	79	57
Liability insurance	6	33
Total	$ 1,797	$2,207

4. ACCOUNTS RECEIVABLE

Management believes all accounts receivable at December 31, 2015 and 2014 are collectible.

5. CONTINGENCIES

The Company does not maintain errors and omissions insurance coverage and therefore is exposed to claims arising in the normal course of its activities. Currently, there are no pending claims.

6. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred between December 31, 2015 and February 18, 2016, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL

As of December 31, 2015 and 2014

		2015		2014
NET CAPITAL:				
Members' equity	$	140,071	$	127,060
DEDUCT:				
Cash - CRD/FINRA #125168		1,575		1,605
Accounts receivable - other		316		316
Prepaid expenses		4,429		4,128
Total Deductions		6,320		6,049
NET CAPITAL		133,751		121,011
MINIMUM REQUIRED NET CAPITAL		(5,000)		(5,000)
EXCESS NET CAPITAL	$	128,751	$	116,011

There are no differences between the Computation of Net Capital as reported in the December 31, 2015 and 2014 Focus Report and the amount reported in the audited financial statements.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS

As of December 31, 2015 and 2014

	2015	2014
NET CAPITAL	$ 133,751	$ 121,011
LIABILITIES	$ 22,914	$ 35,692
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.17 to 1.00	.29 to 1.00